

VIA FACSIMILE AND U.S. MAIL

May 2, 2007

Richard C. Levin
CEO, President and Chief Financial Officer
Spherix Incorporated
12051 Indian Creek Court
Beltsville, Maryland 20705

     RE: Spherix Incorporated
              Form 10-K for Fiscal Year Ended December 31, 2006
              File No. 0-5576

Dear Mr. Levin:

        We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements

Consolidated Statement of Operations, page 23

1. On page 15, you indicate that you agreed to a $6 million settlement to end your longstanding legal dispute with the US Department of Agriculture over the government's award of the National Recreation Reservation Service contract to Reserve America. Please tell us how you determined that this settlement amount should not be included as a component of operating income. Refer to Rule 5-03(b)(7) of Regulation S-X.

Exhibits 31 and 32

2. Your certifications are dated March 6, 2007. However, your auditor's report is dated March 29, 2007. It is not clear how you were able to provide these certifications prior to the date of the auditor's report. Please advise or amend your Form 10-K for the year ended December 31, 2006 in its entirety to provide currently dated certifications. In a similar manner, please address the date that your officers and directors signed the Form 10-K on page 54.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief